                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                SCHEDULE 13G



                  Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                          PATRICK INDUSTRIES, INC.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                  703343103
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 5 pages

CUSIP No. 703343103                 13G                       Page 2 of 5 Pages



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HEARTLAND ADVISORS, INC.

                #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)  [      ]
                                        (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                WISCONSIN, U.S.A.


         NUMBER OF           5.  SOLE VOTING POWER
          SHARES
       BENEFICIALLY              687,800
         OWNED BY
           EACH              6.  SHARED VOTING POWER
        REPORTING            None
          PERSON
           WITH              7.  SOLE DISPOSITIVE POWER

                                 743,500

                             8.  SHARED DISPOSITIVE POWER
                             None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        743,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        12.5%

12.  TYPE OF REPORTING PERSON*

                IA

CUSIP NUMBER   703343103                                      Page 3 of 5 Pages

Item 1.
    (a) Name of Issuer:  Patrick Industries, Inc.


    (b) Address of Issuer's Principal Executive Offices:
                1800 South 14th Street
                P.O. Box 638
                Elkhart, IN   46515

Item 2.
    (a) Name of Person Filing:  Heartland Advisors, Inc.


    (b) Address of Principal Business Office:
                Heartland Advisors, Inc.
                790 North Milwaukee Street
                Milwaukee, WI  53202


    (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.

    (d) Title of Class of Securities:  Common Stock

    (e) CUSIP Number:  703343103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)         Broker or Dealer registered under Section 15 of the Act.
        -----

    (b)         Bank as defined in Section 3(a)(6) of the Act.
        -----

    (c)         Insurance company as defined in Section 3(a)(19) of the Act.
        -----

    (d)         Investment company registered under Section 8 of the
        -----   Investment Company Act of 1940.

    (e)   X     Investment adviser registered under Section 203 of the
        -----   Investment Advisers Act of 1940.

    (f)         Employee Benefit Plan, Pension Fund which is subject to the
        -----   provisions of the Employee Retirement Income Security
                Act of 1974 or Endowment Fund;  see Sec 240.13d-1(b)(1)(ii)(F).

    (g)         Parent Holding Company, in accordance with Sec
        -----   240.13d-1(b)(ii)(G) (Note:  See Item 1).


    (h)         Group, in accordance with
        -----   Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

    (a) Amount beneficially owned:
        743,500 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

    (b) Percent of Class:
        12.5%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another Person.

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on  By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 8, 1996

                          HEARTLAND ADVISORS, INC.

                          By:    PATRICK J. RETZER
                                 -----------------
                                 Patrick J. Retzer
                                 Vice President/Treasurer